Exhibit 99.1

April 25, 2018

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager- Listing

Bombay Stock Exchange Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE:WIT)

Dear Sirs,

Sub: Outcome of Board Meeting

The Board of Directors of Wipro Limited have at their meeting held over April 24-25, 2018 concluded at 3:30PM on April 25, 2018, considered and approved the following:

1.	The financial results of the Company for the quarter and year ended March 31, 2018:

Pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulation, 2015, we are enclosing Audited Standalone and Consolidated financial results under lndAS and Audited Consolidated financial results under IFRS    for the quarter and year ended March 31 , 2018, together with the Auditor’s Report. We have also uploaded the results on the Company’s website at www.wipro.com.

2.	Re-appointment of Ms. lreena Vittal as an Independent Director for a term of 5 years from October 1, 2018, subject to approval of Members of the Company.

Thanking You,

For Wipro Limited

M Sanaulla Khan Company Secretary

Encl: As Above